UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Tortoise Capital Resources Corporation

Address of Principal Business Office:	10801 Mastin Boulevard, Suite 222, Overland Park, Kansas 66210
     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1)/3(c)(7) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Overland Park and the state of Kansas on the 24th day of August, 2006.

TORTOISE CAPITAL RESOURCES CORPORATION
/s/ David J. Schulte
Name:	David J. Schulte
Title:	President & Chief Executive Officer

Attest:	/s/ Terry C. Matlack

Name: Terry C. Matlack
Title: Chief Financial Officer